Exhibit 21.1

Subsidiaries of Bitcoin Depot Inc.

Company Name	Jurisdiction of Organization
BT HoldCo LLC	Delaware
Bitcoin Depot Operating LLC	Delaware
Mintz Assets, Inc.	Georgia
Express Vending, Inc.	British Columbia
Intuitive Software, LLC	Delaware
Digital Gold Ventures Inc.	Ontario
BitAccess, Inc.	Ontario